UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)

ecoSolutions Intl

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

27922G10 2

 (CUSIP Number)

December 31, 2008

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27922G10 2

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William Patridge

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	18,545,178

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	18,545,178

	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 18,545,178

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.39%

12.	TYPE OF REPORTING PERSON IN

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Item 1(a).	Name of Issuer.

The name of the issuer is ecoSolutions Intl (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 295 East Main Street, Suite 1, Ashland, Oregon 97520.

Item 2(a).	Name of Person Filing.

William Patridge (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office, or, if None, Residence.

The business address of the Reporting Person is 295 East Main Street, Suite 1, Ashland, Oregon 97520.

Item 2(c).	Citizenship.

The Reporting Person is a United States citizen.

Item 2(d).	Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, $0.001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.

The CUSIP number is 27922G10 2.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page of this statement and is incorporated herein by reference.   As of December 31, 2008, the Reporting Person was the beneficial owner of 18,545,178 shares of Common Stock, which represents 60.39% of the Common Stock outstanding as of that date. The Reporting Person has the sole power to vote, or to direct the vote, and to dispose, or to direct the disposition of, these shares.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

By:	/S/ WILLIAM PATRIDGE

Name: William Patridge

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